CapLease, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(dollars in thousands)	Year ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Net income (loss)	$(1,835)	$(13,140)	$(13,967)	$(23,164)	$(2,505)
Interest expense	76,594	83,024	88,195	95,967	94,655
Portion of rental expense representing interest	104	145	182	216	248
Total earnings	$74,864	$70,029	$74,410	$73,019	$92,398

Fixed Charges:
Interest expense	$76,594	$83,024	$88,195	$95,967	$94,655
Portion of rental expense representing interest	104	145	182	216	248
Total	$76,698	$83,169	$88,377	$96,183	$94,903

Ratio of Earnings to Fixed Charges	0.98	0.84	0.84	0.76	0.97

CapLease, Inc. and Subsidiaries

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Year ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Net income (loss)	$(1,835)	$(13,140)	$(13,967)	$(23,164)	$(2,505)
Interest expense	76,594	83,024	88,195	95,967	96,419
Portion of rental expense representing interest	104	145	182	216	248
Total earnings	$74,864	$70,029	$74,410	$73,019	$94,162

Combined Fixed Charges and Preference Dividends:
Interest expense	$76,594	$83,024	$88,195	$95,967	$96,419
Portion of rental expense representing interest	104	145	182	216	248
Preferred Stock Dividends	6,510	5,618	2,844	2,844	2,844
Total	$83,208	$88,787	$91,221	$99,027	$99,511

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.90	0.79	0.82	0.74	0.95